January 10, 2020

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:       Northern Lights Fund Trust III

Dear Sir/Madam:

On behalf of Northern Lights Fund Trust III (the “Trust”), a registered investment company, we hereby submit, via electronic filing, a prospectus/information statement under the Securities Act of 1933, as amended, on Form N-14. The prospectus/information statement is filed in connection with the planned reorganization of the Pinnacle Sherman Tactical Allocation Fund, a series of the Trust, into the Pinnacle Sherman Multi-Strategy Core Fund, a series of the Trust.

If you have any questions, please contact JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng